300 North LaSalle Chicago, Illinois 60654
Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

February 7, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Roundy’s, Inc.
Rule 462(b) Registration Statement on Form S-1

Ladies and Gentlemen:

Submitted herewith for filing on behalf of Roundy’s, Inc. (the “Company”) is a Registration Statement on Form S-1 filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), together with the Company’s certification pursuant to Rule 111 of the Securities Act.  The file number of the earlier effective registration statement is 333-178311.

Please advise the undersigned at (312) 804-2846 if you have any questions regarding this filing.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:                                 Robert Mariano
Edward Kitz

February 7, 2012

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          Roundy’s, Inc.
Rule 462(b) Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 111 of the Securities Act of 1933, as amended (the “Securities Act”), I, Darren Karst, Executive Vice President, Chief Financial Officer and Assistant Secretary of Roundy’s, Inc. (the “Company”), hereby certify, on behalf of the Company, that:

1.             The Company has instructed its bank to transmit to the Securities and Exchange Commission (the “Commission”) funds in the amount of $1,120.22 in full payment of the filing fee for the above-referenced Registration Statement.  Such amount shall be transferred, no later than the close of business on February 8, 2012, to the Commission’s account at U.S. Bank, N.A. in St. Louis, Missouri pursuant to the wire transfer instructions set forth in Rule 3(a) of 17 CFR Part 202.

2.             The Company shall not revoke such wire transfer instructions.

3.             The Company has sufficient funds in its bank account to cover the amount of the filing fee set forth in paragraph 1 above.

4.             The Company undertakes to confirm receipt by its bank of such instructions during regular business hours on February 8, 2012.

Roundy’s, Inc.

By:	/s/ Darren Karst
Name: Darren Karst
Title: Executive Vice President, Chief Financial Officer and Assistant Secretary